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                             June 7, 2022

       Michael Donaghy
       President and Chief Executive Officer and Director
       Pioneer Green Farms, Inc.
       1301 10th Avenue, East, Suite G
       Palmetto, FL 34221

                                                        Re: Pioneer Green
Farms, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 27, 2022
                                                            File No. 333-262600

       Dear Mr. Donaghy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Cover Page

   1. We note your statement that this prospectus relates to the offer and sale, "from time to time" of up to
5,000,000 shares of common stock. Please revise your cover page disclosure to state
that you are offering the sale of shares on a self-underwritten, best-
                                                        efforts basis, with no
minimum, that this offer, will commence promptly, i.e., on the date of this prospectus and
will terminate 12 months from the date that the Registration
                                                        Statement relating to
the Shares is declared effective, unless earlier fully subscribed or terminated by the
Company. Alternatively, provide your analysis as to how the offering complies with the
requirements for a continuous offering. Refer to Rule 415(a).

                                                        You may contact
Christine Torney at (202) 551-3652 or Kevin Vaughn at (202) 551-
 Michael Donaghy
Pioneer Green Farms, Inc.
June 7, 2022
Page 2

3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Celeste Murphy at
(202) 551-
3257 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Donaghy
                                                         Division of
Corporation Finance
Comapany NamePioneer Green Farms, Inc.
                                                         Office of Life
Sciences
June 7, 2022 Page 2
cc:       Elton F. Norman
FirstName LastName